 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Designation of EU Home Member State for regulatory purposes

ROYAL DUTCH SHELL PLC - Designation of EU Home Member State for regulatory purposes

4 January 2021

Following the exit of the United Kingdom from the European Union and the end of the transition period, Royal Dutch Shell plc ("Shell") hereby announces that the EU Home Member State of Shell for the purposes of the EU Transparency Directive (Directive 2004/109/EC, as amended) will be the Netherlands.

As a consequence, going forward Shell will file certain regulatory information with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, or AFM) in accordance with applicable EU and Dutch law. Major shareholders will have to report substantial holdings in Shell to the AFM in accordance with applicable Dutch law, in addition to their ongoing disclosure obligations under the UK Disclosure Guidance and Transparency Rules (DTR). Shell’s status as a UK PLC, headquartered in The Netherlands, remains the same.

Enquiries

Shell Media Relations
International: +44 20 7934 5550
Americas: +1 713 241 4544

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: January 4, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary